FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-   N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED
Form 6-K

Signature
EX-20.1 DEPOSITARY'S NOTICE OF ANNUAL GENERAL MEETING OF THE REGISTRANT
EX-20.2 REGISTRANT'S NOTICE OF ITS ANNUAL GENERAL MEETING
EX-20.3 VOTING CARD

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED
By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: April 30, 2008